October 1, 2010

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549-3628

Attention: Evan S. Jacobson, Esq.

Re:	Alloy, Inc.
Amended Schedule 13E-3
Filed on September 22, 2010
File No. 005-58053

Revised Preliminary Proxy Statement on Schedule 14A
Filed on September 22, 2010
File No. 000-26023

Dear Mr. Jacobson:

On behalf of Alloy, Inc. (the “Company”), we are transmitting for filing the Company’s revised preliminary proxy statement on Schedule 14A (the “Proxy Statement”) and Amendment No. 3 to the Schedule 13E-3 of the Company, Alloy Media Holdings, L.L.C., Lexington Merger Sub Inc., ZM Capital, L.P., ZM Capital Management, L.L.C., ZM Capital Partners, L.L.C., Matthew C. Diamond, James K. Johnson, Jr. and Leslie Morgenstein (collectively, the “Filing Persons”). The Company expects to release the Proxy Statement to stockholders as soon as practicable after completion of the review of the Proxy Statement by the staff of Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”).

We have revised the Proxy Statement in response to comments received from the Staff conveyed by letter dated September 28, 2010 relating to the Company’s revised preliminary proxy statement and the Filing Persons’ Amendment No. 2 to the Schedule 13E-3, each filed with the Commission on September 22, 2010. We have incorporated the Staff’s comments into this response letter and have provided the Company’s responses below each comment.

We represent the Company only. To the extent any response relates to information concerning any of the other Filing Persons, such response is included in this letter based on information provided to the Company and us by such other entities or persons or their respective representatives.

Securities and Exchange Commission

Alloy, Inc.

October 1, 2010

Schedule 14A

Summary Term Sheet, page 1

The Structure of the Merger and Merger Agreement, page 1

1.	Although ultimately judged on the closing date of the merger, it appears from your disclosure in the first bullet on page 3, and in the third bullet on page 85, that you are not currently in compliance with the cash and cash equivalents closing condition. Please revise to briefly address the potential implications for the merger, and to summarize any recent discussions you have had with the filing persons regarding this closing condition.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 3 of the Proxy Statement to clarify that the Company is currently in compliance with the cash and cash equivalents closing condition.

Position of the Buyer Filing Persons as to the Fairness of the Merger, page 46

2.	We note your response to prior comment 6. Please revise the last paragraph on page 48 to provide a more detailed description of the sum of the parts valuation conducted by the Buyer Filing Persons. For example, but without limitation, discuss the comparable companies, precedent transactions, and valuation ranges.

Response: In response to the Staff’s comment, the Buyer Filing Persons have revised the last paragraph on page 48 to provide a more detailed description of the sum-of-the-parts valuation conducted by the Buyer Filing Persons.

The Merger Agreement (Proposal No. 1), page 81

3.	Please revise the heading of the explanatory note to remove the statement that the representations, warranties and covenants in the merger agreement are not to be relied upon as public disclosure. See Exchange Act Release No. 34-51283 (March 1, 2005).

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 81 of the Proxy Statement to remove the referenced statement.

Important Information About Alloy, page 104

Financial Data, page 106

4.	You have incorporated by reference from your quarterly report on Form 10-Q for the quarter ended July 31, 2010, but have not included the summarized financial information specified in Item 1010(c) of Regulation M-A in the proxy statement. See Instruction 1 to Item 13 of Schedule 13E-3. Please revise.

Securities and Exchange Commission

Alloy, Inc.

October 1, 2010

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 106 of the Proxy Statement and attached as Annex G to the Proxy Statement the financial information from the Company’s Form 10-Q for the quarter ended July 31, 2010.

Projected Financial Information, page 106

5.	We note that you have included non-GAAP financial measures in the projected financial information. Please revise to provide the disclosure required by Rule 100 of Regulation G. Refer to Question 101.01 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 108 of the Proxy Statement to provide the disclosure required by Rule 100 of Regulation G.

Security Ownership of Certain Beneficial Owners and Management, page 110

6.	Footnotes 9 and 10 disclaim beneficial ownership “except to the extent of [the beneficial owner’s] pecuniary interest therein.” Please note that beneficial ownership is not determined based on pecuniary interest. Refer to Rule 13d-3(a). Please revise.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 111 of the Proxy Statement to remove the referenced language.

Please do not hesitate to contact me at (212) 715-9486 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Sincerely,

/s/ Richard H. Gilden

Richard H. Gilden

cc:	Lilias Lee, Esq.
Kramer, Levin, Naftalis & Frankel LLP